Exhibit 99.5

LIST OF NAMES OF THE UNDERWRITERS OF THE PROVINCE’S 1.125%

GLOBAL DEBENTURES

SERIES GE DUE JUNE 1, 2018

CIBC World Markets Corp.

RBC Capital Markets, LLC

HSBC Securities (USA) Inc.

National Bank Financial Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

BMO Capital Markets Corp.

Casgrain & Company Limited